UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oramed Pharmaceuticals Inc.

File No. 0-50298 - CF#29154

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Oramed Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 12, 2012.

Based on representations by Oramed Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.22   through September 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura S. Crotty
Special Counsel